File No. 70-9191


               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549


               __________________________________

                         AMENDMENT NO. 2
                               TO
                            FORM U-1
               __________________________________



                   APPLICATION OR DECLARATION

                            under the

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215


           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215


                              * * *


              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
             (Name of top registered holding company
             parent of each applicant or declarant)

                              * * *

                A. A. Pena, Senior Vice President
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215

               John F. Di Lorenzo, Jr., Secretary
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215
           (Names and addresses of agents for service)


     American Electric Power Company, Inc. ("AEP"), a holding company registered under the Public Utility Holding Company Act of 1935 ("1935 Act"), and American Electric Power Service Corporation ("AEPSC"), a service company subsidiary of AEP (hereinafter collectively referred to as the "Applicants"), hereby amend their Application or Declaration on Form U-1 in File No. 70-9191 by filing the following exhibits:
     Exhibit B      Form of Guaranty to be executed by AEP

     Exhibit F      Opinion of Counsel

                            SIGNATURE
     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.
                    AMERICAN ELECTRIC POWER COMPANY, INC.


                    By:/s/ A. A. Pena_______________
                       A. A. Pena, Treasurer


                    AMERICAN ELECTRIC POWER SERVICE CORPORATION


                    By:/s/ A. A. Pena_______________
                       A. A. Pena, Senior Vice President


Date:  May 27, 1998




                                                        Exhibit B


                            GUARANTY

     GUARANTY, dated as of this ____ day of __________, 1998, between AMERICAN ELECTRIC POWER COMPANY, INC., a New York corporation ("Guarantor"), and AMERICAN REAL ESTATE HOLDINGS
LIMITED PARTNERSHIP ("Lessor").

     WHEREAS, American Electric Power Service Corporation ("Lessee") and American Property Investors IX entered into a Lease, dated as of October 1, 1979, and an Agreement to Modify Lease, dated as of October 11, 1979 (the "Lease"), whereby Lessee leased the premises situated at 420 S.W. Fourth Street in Canton, Ohio;

     WHEREAS, Lessee, Ohio Power Company ("OPCo") and Lessor, as successor to American Property Investors IX, entered into an Assignment of Lease dated as of April 1, 1995, whereby (i) Lessee was released from all liability under the Lease for all obligations arising on or after April 1, 1995 and (ii) OPCo agreed to pay all rent and assume all liability for any other obligations arising under the Lease from and after April 1, 1995;

     WHEREAS, Lessee, Lessor and OPCo desire to enter into a new Assignment of Lease whereby (i) OPCo is released from all liability under the Lease for all obligations arising on or after _____ __, 1998 and (ii) Lessee agrees to pay all rent and assume all liability for any other obligations arising under the Lease from and after _____ __, 1998;

     WHEREAS, as an inducement for Lessor to enter into the Assignment of Lease, Guarantor has agreed to guarantee Lessee's payment of rent and other obligations under the Lease;

     NOW, THEREFORE, in consideration of the mutual covenants herein contained, Guarantor and Lessor agree as follows:

     Section 1. Unconditional Guaranty. In order to induce Lessor to enter into the Assignment of Lease, Guarantor unconditionally agrees that if Lessee shall fail to make any payment of rent when due, or any other amount payable by Lessee pursuant to the terms of the Lease, Guarantor shall, within ten (10) days after receipt of written notice thereof from Lessor, pay to Lessor the amount due and unpaid by the Lessee. Guarantor agrees that the performance or observance by Lessee of any provision of the Lease may be waived or the time of performance thereof extended and the payment of any obligations hereby guaranteed may be extended or renewed, in whole or in part, without affecting this Guaranty.

     Section 2. Validity. The obligations of Guarantor under this Guaranty shall be unconditional irrespective of the genuineness, validity, regularity or enforceability of the obligations of Lessee under the Lease or, to the fullest extent permitted by applicable law, any other circumstances which might otherwise constitute a legal or equitable discharge of a surety or guarantor.

     Section 3. Waivers. Guarantor hereby expressly waives any requirement that any right or power be exhausted or any action be taken against Lessee and all notices and demands whatsoever.

     Section 4. Reinstatement. The obligations of Guarantor under this Guaranty shall be reinstated if at any time any payment received by Lessor from Lessee under the Lease is required to be repaid by Lessor.

     Section 5. Binding Effect; Governing Law. This Guaranty shall be binding upon and inure to the benefit of the Guarantor and Lessor and their respective successors and assigns, except that Guarantor shall not have the right to assign this Guaranty without the prior written consent of Lessor. This Guaranty shall be governed by, and construed in accordance with, the laws of the State of New York.

     IN WITNESS WHEREOF, the parties hereto have caused this Guaranty to be executed by their respective officers thereunto duly authorized, as of the date first above written.

                         AMERICAN ELECTRIC POWER COMPANY, INC.


                         By:____________________________
                              Treasurer


                         AMERICAN REAL ESTATE HOLDINGS
                           LIMITED PARTNERSHIP


                         By:___________________________
                              [Title]




                                                        Exhibit F



614/223-1630


Securities and Exchange Commission
Office of Public Utility Regulation
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

May 27, 1998

Gentlemen:

With respect to the Application or Declaration on Form U-1 of American Electric Power Company, Inc. ("AEP"), a holding company registered under the Public Utility Holding Company Act of 1935 ("1935 Act") and American Electric Power Service Corporation ("AEPSC"), a service company subsidiary of AEP, relating to the guaranty of certain obligations of AEPSC under a lease assignment, I wish to advise you as follows:

I am of the opinion that, in the event that the proposed transactions are consummated in accordance with said Application or Declaration, as the same may be amended, and when the steps referred to in the next following paragraph shall have been taken:

     (a) All state laws applicable to the proposed transactions will have been complied with;

     (b) The guaranty will be a valid and binding obligation of AEP in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reor-gani-zation, moratorium or other laws affecting the enforceability of creditors' rights generally and by general principles of equity; and

     (c) Consummation of the proposed transaction will not violate the legal rights of the holders of any securities issued by AEPSC, AEP or any associate company thereof.

The steps to be taken which are referred to in the next preceding paragraph consist of the following:

     1.   Appropriate action by the Securities and Exchange
          Commission with respect to the transactions described in said Application or Declaration;

     2.   Compliance with Federal, state and other securities laws;

     3. Execution of the guaranty in accordance with the governmental and corporate authorizations aforesaid.

I hereby consent to the filing of this opinion as an exhibit to the above-mentioned Application or Declaration.

Very truly yours,

/s/ David C. House

David C. House